Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

January 8, 2013

By EDGAR Transmission
Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Longhai Steel, Inc.
Amendment No. 3 Registration Statement on Form S-1
Filed October 22, 2012
File No. 333-183949

Dear Ms. Long:

On behalf of Longhai Steel Inc. (“Longhai” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 14, 2012, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Risk Factors, page 7

Our operation may be adversely affected by the Chinese New Year . . . , page 8

1.

The penultimate sentence added to this risk factor appears to address a risk unassociated with the Chinese New Year but rather with insufficient material supply. Please move this sentence to a separate risk factor that discusses the risk of insufficient material supply.

Longhai Response: Many business activities are suspended during the one month period around Chinese New Year. In fact, the insufficient material supply mostly happened during the first quarter of fiscal year because of Chinese New Year shutdown by our suppliers. We have revised the risk factor as follows:

Our operation may be adversely affected by the Chinese New Year which falls on the first quarter of each year.

During the one month period around Chinese New Year, many Chinese companies shut down operation. O~~o~~ur customers generally stop their productions during the period. As a result, there is significant decline in demand for our products during the period. In addition, certain customers would stock large amount of inventory prior to the Chinese New Year based on their projection of sale and price after the holiday. Therefore we might face weak demand for another one to two months after the Chinese New Year holiday season. Similarly during the Chinese New Year, our suppliers generally stop or significantly reduce their supply to the Company. In the first quarter of 2012, we temporarily closed our leased production line as a result of insufficient customer demand and shortage of steel billet supply during the Chinese New Year. Again, in the third quarter of 2012, the line was shut down due to insufficient material supply. There can be no assurance that we will not temporarily close our production line in the future.

The PRC government may determine that the VIE Agreements are not in compliance . . ., page 9

2.

We note your response to comment 5 of our letter dated November 14, 2012. Please revise this risk factor to remove the mitigating language that the VIE Agreements are deemed binding and enforceable under the PRC law.

Longhai Response: We have revised the risk factor as follows:

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

Kalington Consulting manages and operates our steel wire production business through Longhai pursuant to the rights it holds under the VIE Agreements. Almost all economic benefits and risks arising from Longhai’s operations are transferred to Kalington Consulting under these agreements. Details of the VIE Agreements are set out in “Our Corporate History and Structure—Our Corporate History—VIE Agreements.”

There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable. ~~The VIE Agreements are deemed binding and enforceable under the PRC law, but i~~If the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

  imposing economic penalties;
  discontinuing or restricting the operations of Longhai or Kalington Consulting;
  imposing conditions or requirements in respect of the VIE Agreements with which Longhai or Kalington Consulting may not be able to comply;
  requiring our company to restructure the relevant ownership structure or operations;
  taking other regulatory or enforcement actions that could adversely affect our company’s business; and
  revoking the business licenses and/or the licenses or certificates of Kalington Consulting, and/or voiding the VIE Agreements.

Management’s Discussion and Analysis . . . , page 21
Results of Operations, page 22
Comparison of Nine Months Ended September 30, 2012 . . . , page 22

3.

In the last sentence of the net revenues subsection on page 22, you reference a downturn in the Chinese steel market as well as significant decreases in wire prices due to intensified competition resulting from an increased number of government sponsored steel production facilities and nationwide policy restricting house purchases, thereby reducing demand on building materials including steel. Please revise your prospectus to include a risk factor discussing the risks associated with such intensified competition, government sponsored steel production facilities, and nationwide policy.

Longhai Response: We have added the following risk factors:

We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.

The steel industry in China is highly competitive. In recent years, numerous competitors, including some large government sponsored steel manufacturers, have entered the steel market in China. Some of our larger competitors, especially government-sponsored facilities, have greater financial, marketing and other resources. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. Furthermore, increased competition creates pricing pressure on our products, which could reduce our margin and operating income.

Our revenue will decrease if nationwide policy restricting house purchasing continues.

Our products often serve as important components in building materials. Therefore, we are subject to the general changes in economic conditions affecting the real estate and construction segments of the economy. Recent nationwide policy restricting house purchasing has reduced demand for building materials including steel and steel wire products. If there is continued or increased tighten of housing purchase policy, demand for our products and our revenue would be materially and adversely affected.

Selling Stockholders, page 57

4.

In the selling stockholders table on page 58, you disclose that James and Jennifer Robinson are the beneficial owners are “100,50066” shares of common stock before the offering. Please revise this disclosure to accurately reflect James and Jennifer Robinson’s beneficial share ownership before the offering. In this regard, we note from the remaining columns that they appear to own 100,500 shares of common stock.

Longhai Response: We have revised the shares to 100,500.

Note 14 – Stock Option Plan, page F-37

5.

We note your disclosure which indicates that you use the Black-Scholes options pricing model to estimate the value of your stock options and your disclosure on page F-40 indicating that you used the Binominal option-pricing model to value stock options. Please revise your disclosures to explain why you have used differing models to price your options.

Longhai Response: This was due to typo and Black-Scholes option-pricing model was used consistently all disclosure was revised; we have also valued the option using Binominal model with almost the same fair value.

We have revised disclosures in note 19 of page F-40 as follows:

The Company uses the ~~Binominal~~ Black-Scholes option-pricing model to estimate the fair value of its stock options. The fair value of options was estimated on the date of grant. The calculated fair value of the grant to executive officer at grant date was $171,533.The calculated fair value of the grant to board directors at grant date was $21,367.

Recent Sales of Unregistered Securities, page II-2

6.

We note your response to comment 17 of our letter dated November 14, 2012, and we reissue the comment. Your response relays how the investors were introduced to the company, but it does not disclose how they actually became interested in the private placement. Please tell us how the investors in the June 6, 2012 private placement became interested in the private placement. In this regard, we note you appear to have placed the securities while you had a registration statement on file. Tell us why you believe this did not constitute a general solicitation and why the two offerings should not be integrated. Refer to Securities Act Release No. 8828 (Aug. 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website.

Longhai Response: The investors that participated in the June 12, 2012 private placement became interested in the Company through the introduction by Network 1 Financial Securities, Inc. (“Network 1”) of the Company’s up-to-date financials and related information. The investors have a substantive pre-existing relationship with Network 1. The registration statement related to the public offering hasn’t been updated since December 2010. The public offering was substantively abandoned by the company after the underwriter withdrew from the offering in December 2010 and the possibility of closing an offering became rather slim when many Chinese companies were subject to negative media coverage. Due to administrative oversight, the Company did not withdraw the registration statement until August 22, 2012. However, the private placement investors were not identified or contacted through the marketing of the public offering. In addition, they did not become interested in the company by means of the registration statement with information that has not been updated for about two years.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8346.

Sincerely,

Longhai Steel Inc.

/s/ Chaojun Wang
Chaojun Wang
Chief Executive Officer

cc:	Louis Bevilacqua (via e-mail) Pillsbury Winthrop Shaw Pittman LLP